EXHIBIT 99.1

                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                          FOR THE THREE MONTHS ENDED

                           MARCH 31, 1997 AND 1996

                          PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            CONSOLIDATED BALANCE SHEETS
                                   (in thousands)



                                                       March 31,    December 31,
                                                          1997           1996
                                                       (Unaudited)      (Note)
Assets
  Cash and cash equivalents:
    Unrestricted                                       $   2,265          1,960
    Restricted - tenant security deposits                    547            554
  Investments in limited partnerships                         --            336
  Accounts receivable                                        235            252
  Escrow for taxes                                           755            678
  Restricted escrows                                         639          1,420
  Other assets                                             1,667          1,630
  Investment properties:
    Land                                                  10,217         10,217
    Building and related personal property                95,653         95,236
                                                         105,870        105,453
       Less accumulated depreciation                     (71,871)       (70,606)
                                                          33,999         34,847

                                                       $  40,107      $  41,677


Liabilities and Partners' Deficit
  Accounts payable                                     $     250      $     798
  Tenant security deposits                                   605            611
  Accrued taxes                                              374            313
  Other liabilities                                          423            363
  Mortgage notes                                          23,330         23,393
  Master loan and interest payable                       267,972        261,136

Partners' Deficit
  General partner                                         (2,528)        (2,449)
  Limited partners                                      (250,319)      (242,488)
                                                        (252,847)      (244,937)

                                                       $  40,107      $  41,677

Note: The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

            See Accompanying Notes to Consolidated Financial Statements

b)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (Unaudited)
                          (in thousands, except unit data)


                                                        Three Months Ended
                                                             March 31,
                                                        1997          1996
Revenues:
    Rental income                                    $  4,777     $  4,686
    Interest income                                        35           15
    Other income                                          321          270
         Total revenues                                 5,133        4,971

Expenses:
    Operating                                           1,845        2,059
    General and administrative                            252          157
    Depreciation and amortization                       1,298        1,319
    Maintenance                                           631          828
    Property taxes                                        325          336
    Interest                                            8,692        7,855
         Total expenses                                13,043       12,554

Net loss                                             $ (7,910)    $ (7,583)

Net loss allocated to general partner (1%)           $    (79)    $    (76)
Net loss allocated to limited partners (99%)           (7,831)      (7,507)

                                                     $ (7,910)    $ (7,583)

            See Accompanying Notes to Consolidated Financial Statements

c)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

               CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                    (Unaudited)

                 For the Three Months Ended March 31, 1997 and 1996
                                   (in thousands)



                                     General     Limited
                                     Partners   Partners   Total

Partners' deficit at
  December 31, 1995                 $ (2,159) $(213,815)  $(215,974)

Net loss for the three months
  ended March 31, 1996                   (76)    (7,507)     (7,583)

Partners' deficit at
  March 31, 1996                    $ (2,235) $(221,322)  $(223,557)

Partners' deficit at
  December 31, 1996                 $ (2,449) $(242,488)  $(244,937)

Net loss for the three months
  ended March 31, 1997                   (79)    (7,831)     (7,910)

Partners' deficit at
  March 31, 1997                    $ (2,528) $(250,319)  $(252,847)

            See Accompanying Notes to Consolidated Financial Statements

d)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)
                                   (in thousands)


                                                         Three Months Ended
                                                              March 31,
                                                          1997        1996
Cash flows from operating activities:
  Net loss                                              $ (7,910)   $ (7,583)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
   Depreciation and amortization                           1,318       1,338
   Change in accounts:
      Restricted cash                                          7         (9)
      Accounts receivable                                     17         124
      Escrows for taxes                                      (78)        115
      Other assets                                           (89)        152
      Accounts payable                                      (548)     (1,035)
      Tenant security deposit liabilities                     (6)         11
      Accrued taxes                                           60          40
      Other liabilities                                       61         (78)
      Interest on Master Loan                              8,266       7,401

          Net cash provided by operating activities        1,098         476

Cash flows from investing activities:
  Property improvements and replacements                    (417)     (1,162)
  Deposits to restricted escrows                             (22)         (5)
  Withdrawals from restricted escrows                        803         255
  Distributions from investments in limited partnerships     336          --

          Net cash provided by (used in)
            investing activities                             700        (912)

Cash flows from financing activities:
  Advances on Master Loan                                     --         367
  Principal payments on Master Loan                       (1,430)       (175)
  Principal payments on notes payable                        (63)        (74)
  Loan costs paid                                             --          (2)

          Net cash (used in) provided by
            financing activities                          (1,493)        116

Net increase (decrease) in cash and cash equivalents         305        (320)

Cash and cash equivalents at beginning of period           1,960       1,686
Cash and cash equivalents at end of period              $  2,265    $  1,366
   Supplemental disclosure of cash flow information:
   Cash paid for interest                               $    406    $    371

             See Accompanying Notes to Consolidated Financial Statements

e)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. ("General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997.

Certain reclassifications have been made to the 1996 information to conform to the 1997 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP has no employees and is dependent on the General Partner and its affiliates for the management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the three month periods ended March 31, 1997 and 1996. Fees paid to affiliates of Insignia during the three month periods ended March 31, 1997 and 1996, are included in operating expenses on the consolidated statements of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner and its current affiliates received reimbursements for the three months ended March 31, 1997 and 1996, as reflected in the following table.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                  For the Three Months Ended
                                                           March 31,
                                                      1997          1996
                                                        (in thousands)

  Property management fees                             $253          $248
  Investment advisory fees                               45            45
  Lease commissions                                      35             7
  Reimbursement for services of affiliates (1)          117           113

(1) Included in "reimbursements for services of affiliates" for 1997 is approximately $20,000 in reimbursements for construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement, which is described more fully in the 1996 Annual Report. No interest payments were made during the three month periods ended March 31, 1997 and 1996. No advances were received under the Master Loan Agreement during the three months ended March 31, 1997. Principal payments of approximately $1,430,000 were made on the Master Loan during the three months ended March 31, 1997.

CCEP insures its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.


NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at March 31, 1997, and December 31, 1996, are approximately $268.0 million and approximately $261.1 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three month periods ended March 31, 1997 and 1996, was 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the three months ended March 31, 1997, CCEP paid approximately $1,430,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $367,000. Approximately $63,000 was due to an excess cash flow payment paid to CCIP as stipulated by the Master Loan Agreement. CCEP also paid an additional $1,000,000 to CCIP as principal payment on the Master Loan. Subsequent to March 31, 1997, CCEP paid $1,000,000 to CCIP of which approximately $411,000 was an excess cash flow payment which is required under the terms of the Master Loan Agreement.